Filed Pursuant to Rule 424(b)(3)

Registration No. 333-264145

ARES STRATEGIC INCOME FUND

SUPPLEMENT NO. 20 DATED APRIL 19, 2024

TO THE PROSPECTUS DATED MAY 25, 2023

This prospectus supplement (“Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Ares Strategic Income Fund (the “Fund”), dated May 25, 2023 (as amended and supplemented to date, the “Prospectus”). This Supplement is part of and should be read in conjunction with the Prospectus. Unless otherwise indicated, all other information included in the Prospectus, or any previous supplements thereto, that is not inconsistent with the information set forth in this Supplement remains unchanged. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Effective immediately, the Prospectus is updated to disclose the Fund entering into an amended and restated senior secured credit agreement with JPMorgan Chase Bank, N.A. who serves as administrative agent and the lenders party thereto (as amended and restated, the “A&R Credit Facility”).

Amendment and Restatement of Credit Facility

On April 15, 2024, the Fund amended and restated its senior secured credit agreement with JPMorgan Chase Bank, N.A. who serves as administrative agent and the lenders party thereto. The A&R Credit Facility, among other things, (a) extended the end of the revolving period and the stated maturity date from December 20, 2026 and December 20, 2027, respectively, to April 15, 2028 and April 15, 2029, respectively, (b) increased the aggregate commitment from $800.0 million to $1.75 billion, and (c) modified certain covenant restrictions.

The A&R Credit Facility also provides for a feature that allows the Fund, under certain circumstances, to increase the overall size of the A&R Credit Facility to a maximum of $2.625 billion.

The interest rate charged on the A&R Credit Facility is based on SOFR plus a credit spread adjustment of 0.10% (or an alternate rate of interest for certain loans, commitments and/or other extensions of credit denominated in certain approved foreign currencies plus a spread adjustment, if applicable) plus an applicable spread of either 1.75% or 1.875% or an “alternate base rate” (as defined in the agreements governing the A&R Credit Facility) plus an applicable spread of either 0.75% or 0.875%, in each case, determined monthly based on the total amount of the borrowing base relative to the sum of (i) the greater of (a) the aggregate amount of revolving exposure under the A&R Credit Facility and (b) 85% of the total commitments of the A&R Credit Facility (or, if higher, the total revolving exposure) plus (ii) other debt, if any, secured by the same collateral as the A&R Credit Facility. Additionally, the Fund is required to pay a commitment fee of 0.375% per annum on any unused portion of the A&R Credit Facility and a letter of credit fee of 0.25% per annum on letters of credit issued and the applicable spread.

The A&R Credit Facility also provides for a sub-limit for the issuance of letters of credit for up to an aggregate amount of $100 million. The amount available for borrowing under the A&R Credit Facility is reduced by any letters of credit issued. The A&R Credit Facility also provides for a sub-limit for the issuance of swingline loans for up to an aggregate amount of $100 million. The amount available for borrowing under the A&R Credit Facility is reduced by any letters of credit issued.

Under the A&R Credit Facility, the Fund has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar revolving credit facilities, including, without limitation, covenants related to: (a) limitations on the incurrence of additional indebtedness and liens, (b) limitations on certain investments, (c) limitations on certain restricted payments, (d) maintaining a certain minimum stockholders’ equity, (e) maintaining a ratio of total assets (less total liabilities not representing indebtedness) to total indebtedness of the Fund and its consolidated subsidiaries (subject to certain exceptions) of not less than 1.5:1.0, (f) limitations on pledging certain unencumbered assets, and (g) limitations on the creation or existence of agreements that prohibit liens on certain properties of the Fund and certain of its subsidiaries. These covenants are subject to important limitations and exceptions that are described in the documents governing the A&R Credit Facility. Amounts available to borrow under the A&R Credit Facility (and the incurrence of certain other permitted debt) are also subject to compliance with a borrowing base that applies different advance rates to different types of assets (based on their value as determined pursuant to the A&R Credit Facility) that are pledged as collateral. The A&R Credit Facility also continues to include usual and customary events of default for senior secured credit facilities of this nature.

The A&R Credit Facility continues to be secured by a portion of the assets in the Fund’s portfolio.

The description above is only a summary of the material provisions of the A&R Credit Facility and is qualified in its entirety by reference to the copy of the A&R Credit Facility, which is filed as an Exhibit to our Registration Statement on Form N-2 (File No. 333-264145) declared effective by the Securities and Exchange Commission on April 24, 2023, as amended and supplemented.

Please retain this Supplement with your Prospectus.